July 30, 2015

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Submitted via EDGAR Correspondence

RE:	Snap-on Incorporated

Response letter addressing Form 10-K for the fiscal year ended January 3, 2015,

filed February 12, 2015

Commission File No. 1-7724

Dear Mr. Cash:

Set forth in this letter is the response of Snap-on Incorporated (“Snap-on” or “the company”) to the Staff’s comment in its letter, dated July 23, 2015, regarding the company’s Form 10-K for the fiscal year ended January 3, 2015. For convenience, we have included the text of the comment from your letter.

In responding to the Staff’s letter, we use the terms “we,” “our,” “Snap-on,” or “the company” to refer to Snap-on Incorporated.

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•	Snap-on is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2801 80th Street, Kenosha Wisconsin 53143	Writer’s Direct Line: 262/656-5137
Secretary’s Line: 262/656-6462
Fax Line: 262/656-5221

Mr. W. John Cash

United States Securities and Exchange Commission

July 30, 2015

Form 10-K for the Fiscal Year Ended January 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Comment 1: We note in your Management Overview and your Results of Operations that you often attribute changes in your results to a combination of several different factors. We further note that certain factors attributed to your results are vague. For example, on page 26 you attribute the organic sales increase in your Commercial and Industrial Group to higher sales to customers in “critical industries” and in the segment’s European-based hand tools business. We further note that you refer to “rapid continuous improvement” or “RCI” in your discussion and analysis of your results. However, you do not provide an explanation as to what you mean by “critical industries” or what your rapid continuous improvement initiative entails. When you list multiple factors that contributed to changes in your results, in future filings, please quantify, if possible, the impact of each material factor that you discuss and explain each factor, where necessary, to provide your readers with better insight into the underlying reasons behind the changes in your results.

Response:

The company acknowledges the Staff’s comment and confirms that its future filings, including the company’s third quarter 2015 Form 10-Q, will more fully define and quantify, where practicable, the impact of each material factor discussed and will further expand disclosures and descriptions, where necessary, to provide readers with better insight into the underlying reasons behind the changes in our results.

*****

Please contact me by phone at (262) 656-5137, FAX at (262) 656-5221, or email at Aldo.J.Pagliari@snapon.com if you need further clarification or have further questions.

Sincerely,

/s/ Aldo J. Pagliari

Aldo J. Pagliari
Principal Financial Officer
Chief Financial Officer
Senior Vice President – Finance
Snap-on Incorporated

Cc:	Mr. Frank Pigott

United States Securities and Exchange Commission

Washington, D.C. 20549

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